SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                  Under the Securities Exchange ACt of 1934
                             (Amendment No. 12)*

                              Immunex Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  45252810 2
--------------------------------------------------------------------------------
                                (CUSIP Number)


                          Louis L. Hoynes, Jr., Esq.
                 Executive Vice President and General Counsel
                      American Home Products Corporation
                     5 Giralda Farms, Madison, N.J. 07940
                                (973) 660-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              December 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules files in paper format shall include a signed original and five copies of the shcedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securites Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45252810 2                 13D                     Page 2 of 7 Pages


________________________________________________________________________________
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      AMERICAN HOME PRODUCTS CORPORATION ("PARENT")
      Tax I.D. 13-2526821
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCES OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    223,378,088
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    223,378,088

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     223,378,088

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

CUSIP No. 45252810 2                 13D                     Page 3 of 7 Pages


________________________________________________________________________________
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      MDP HOLDINGS, INC. ("MDP")
      Tax I.D. 22-3187914
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCES OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    180,153,032
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    180,153,032

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     180,153,032

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

CUSIP No. 45252810 2                  13D                    Page 4 of 7 Pages


________________________________________________________________________________
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      LEDERLE PARENTERALS, INC. ("LPI")
      Tax I.D. 22-3187914
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCES OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    43,225,056
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    43,225,056

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,225,056

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

     The Statement on Schedule 13D, dated December 1, 1994 (the "Original Statement"), filed by American Home Products Corporation, a Delaware corporation ("Parent" or "Reporting Person"), and on behalf of AC Acquisition Corp., a Delaware corporation, as amended by Amendment No. 1, dated November 2, 1995 ("Amendment No. 1"), Amendment No. 2, dated November 3, 1995 ("Amendment No. 2"), Amendment No. 3, dated November 15, 1995 ("Amendment No. 3"), Amendment No. 4, dated April 23, 1999 ("Amendment No. 4"), Amendment No. 5, dated May 20, 1999 ("Amendment No. 5"), Amendment No. 6, dated August 6, 1999 ("Amendment No. 6"), Amendment No. 7, dated June 23, 2000 ("Amendment No. 7"), Amendment No. 8, dated August 9, 2000 ("Amendment No. 8"), Amendment No. 9, dated October 20, 2000 ("Amendment No. 9"), Amendment No. 10, dated November 1, 2000 ("Amendment No. 10") and Amendment No. 11, dated November 16, 2000 ("Amendment No. 11") is hereby further amended by this Amendment No. 12, dated December 17, 2001 ("Amendment No. 12") to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Immunex Corporation, a Washington corporation ("Immunex" or "Issuer"), which has its principal executive offices at 51 University Street, Seattle, WA 98101.

     NOTE: The percentage ownership calculations included in this Amendment No. 12 used 544,893,425 shares of Immunex Common Stock outstanding at December 1, 2001, as set forth in the Merger Agreement (defined below).

Item 4.       Purpose of Transaction.

Item 4 is hereby amended by adding the following language:

     On December 17, 2001, Immunex and Amgen Inc., a Delaware corporation ("Amgen"), announced that they had entered into an Agreement and Plan of Merger, dated as of December 16, 2001 (the "Merger Agreement"), by and among Amgen, AMS Acquisition Inc., a Washington corporation and a wholly-owned subsidiary of Amgen ("Merger Sub"), and Immunex. Pursuant to the Merger Agreement, among other things, (i) Merger Sub will be merged with and into Immunex (the "Merger") with Immunex being the surviving corporation in the Merger and (ii) each outstanding share of Common Stock (other than shares of Common Stock owned by Amgen and shares of Common Stock held by shareholders who properly exercise appraisal rights pursuant to the Business Corporation Act of the State of Washington) will be converted into the right to receive
(a) 0.440 of a share of common stock of Amgen, par value $0.0001 per share (the "Amgen Common Stock"), of Amgen and (b) $4.50 in cash.

     On December 16, 2001, Parent, MDP and LPI entered into the Voting Agreement with Amgen (which is defined and described in Item 6 below).

     A copy of Parent's press release announcing the Merger and related agreements and transactions was issued on December 17, 2001 and is included as an exhibit hereto. The Merger Agreement and the Voting Agreement are also included as exhibits hereto. The descriptions of such agreements and the transactions contemplated therein are qualified in their entirety by reference to such exhibits.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following language:

     On December 16, 2001, Parent, MDP and LPI entered into a Shareholder Voting Agreement with Amgen (the "Voting Agreement"). Pursuant to the Voting Agreement, Parent, MDP and LPI agreed that they will, among other things, vote or cause to be voted approximately 41% of the outstanding shares of Immunex Common Stock (i) in favor of the approval of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (ii) against any action that would prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. In addition, Parent, MDP and LPI agreed not to sell, transfer, tender, pledge, encumber, assign or otherwise dispose of such shares of Immunex Common Stock so long as the Voting Agreement is in effect, subject to certain limited exceptions.

Item 7.       Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following language at the end of Item
7:

Exhibit XV -      Agreement and Plan of Merger, dated as of December 16,
                  2001, by and among Amgen Inc., AMS Acquisition Inc. and
                  Immunex Corporation (incorporated by reference to Exhibit
                  2.1 of Immunex's Current Report on Form 8-K filed December
                  17, 2001).

Exhibit XVI -     Shareholder Voting Agreement, dated as of December 16, 2001, among Amgen Inc., American Home Products Corporation, MDP
                  Holdings, Inc. and Lederle Parenterals, Inc. (incorporated by reference to Exhibit 2.2 of Immunex's Current Report on Form 8-K filed December 17, 2001).

Exhibit XVII -    Parent's Press Release, dated December 17, 2001 (incorporated by reference to Exhibit 99.1 of Parent's Current Report on Form 8-K filed December 17, 2001).

                                  Signatures

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:   December 17, 2001

                                            AMERICAN HOME PRODUCTS CORPORATION



                                            By: /s/ Jeffrey S. Sherman
                                                ------------------------------
                                                Name:  Jeffrey S. Sherman
                                                Title: Vice President and
                                                         Associate General
                                                         Counsel